Photog LLC
Statement of Cash Flows
(Unaudited)

	For the Period April 6, 2017 (Inception) to June 30, 2017
Cash flows from operating activities:	
Net loss	$ (1,089)
Changes in operating assets and liabilities:	-
Accounts payable	1,633
Net cash used in operating activities	544
Accounts payable	
Cash flows from investing activities - software development	(544)
Net cash used in investing activities	(544)
Cash flows from financing activities:	
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of period	$ -

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -